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Energy  Power  Systems  Limited

                                  NEWS RELEASE
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TORONTO,  JULY  11,  2002.  ENERGY POWER SYSTEMS LIMITED (AMEX: EGY
& Frankfurt:
EPW)  (www.epsx.com)  ("Energy  Power"  or  the  "Company")  announces  that the
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three-year  employment  contract  for  the  Company President, Mr. James Cassina
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expired  under  its  own  terms  on  June 30, 2002 and is not being renewed. Ms.
Sandra Hall, Company Secretary and Director will now also serve as President of Energy Power to fill the vacancy left by Cassina and Cassina has been appointed Chairman of the Board of Directors. Cassina plans to focus his efforts on overseeing the Company's investments in India as well as international business development. The Board of Directors takes this opportunity to thank Mr. Cassina for his many years of service to the Company as President and CEO.

ABOUT  ENERGY  POWER  SYSTEMS  LIMITED

Energy Power is an integrated energy source and service company operating as an ENGINEERING AND OFFSHORE DIVISION and an OIL & GAS DIVISION.

There are approximately 10.6 million shares issued and outstanding in the capital of the Company.

                                      -30-

For  further  information  contact:     Sandra  Hall,  President
                         Telephone:  (416)  861-1484

Certain of the statements contained in this news release are forward-looking statements. While these statements reflect the Corporation's current beliefs, they are subject to uncertainties and risks that could cause actual results to differ materially. These factors include, but are not limited to, the demand for the Corporation's products and services, economic and competitive conditions, access to debt or equity capital on favorable terms, and other risks detailed in the Corporation's Form 20-F and Annual Report.